

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2019

Jason Gardner
Chief Executive Officer
Magenta Therapeutics, Inc.
100 Technology Square
Cambridge, MA 02139

      Re: Magenta Therapeutics, Inc.
           Draft Registration Statement on Form S-1
           Submitted March 29, 2019
           CIK No. 0001690585

Dear Dr. Gardner:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

                                  Sincerely,

                                    Division of Corporation Finance
                                    Office of Healthcare & Insurance

cc: William D. Collins, Esq.